SEC FILE NUMBER:  000-30239
                                                  CUSIP NUMBER:

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K and Form 10-KSB  [ ] Form 11-K   [ ] Form 20-F
              [X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

      For Period Ended: May 31, 2000
      [  ] Transition Report on Form 10-K
      [  ] Transition Report on Form 20-F
      [  ] Transition Report on Form 11-K
      [  ] Transition Report on Form 10-Q
      [  ] Transition Report on Form N-SAR
      For the Transition Period Ended:__________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

                             UNICO, INCORPORATED
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                           Full Name of Registrant


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                          Former Name if Applicable


                     6475 Grandview Avenue, P.O. Box 777
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          Address of Principal Executive Office (Street and Number)


                       Magalia, California 95954
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                           City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    |
[x] | (b)  The subject annual report, semi-annual report; transition report on
    |       Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will
    |       be filed on or before the fifteenth calendar day following the
    |       prescribed due date; or the subject quarterly report of transition
    |       report on Form 10-Q, or portion thereof will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    |
    | (c)   The accountant's statement or other exhibit required by Rule
    |       12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

     HJ & Associates, LLC was unable to complete its review of the Company's financial statements for the period ended May 31, 2000 in time for the Company to complete its Form 10-QSB quarterly report for the period ended May 31, 2000 and file the report timely.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Robert N. Wilkinson               (801)      533-9645
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          (Name)                    (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If
     answer is no, identify report(s).  [x] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
     portion thereof?  [x] Yes   [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           The Company estimates that its net loss for the quarter ended May 31, 2000 was approximately $169,000 in contrast to its net loss for the quarter ended May 31, 1999 of approximately $216,000.

 ____________________________________________________________________________


                             Unico, Incorporated
         -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  July 17, 2000                  By   /s/ Ray C. Brown
                                       ------------------------
                                             Ray C. Brown,
                                             President and Principal Financial
                                             and Accounting Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION


Intentional Misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


Statement Required by Rule 12b-25(c)

The undersigned HJ & Associates, LLC, was unable to complete its review of the financial statements of Unico, Incorporated (the "Company") for and as of the quarter ended May 31, 2000 in time for the Company to complete and file its quarterly report on Form 10-QSB for the quarter ended May 31, 2000 timely.


                                  Dated July 17, 2000

                                  HJ & ASSOCIATES, LLC


                                  BY: /s/ HJ & ASSOCIATES, LLC
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SEC/0237